Exhibit 12

RATIO OF EARNINGS TO FIXED CHARGES

Coca-Cola Bottling Co. Consolidated

Ratio of Earnings to Fixed Charges

(In Thousands, Except Ratios)

	2015	2014	2013
Computation of Earnings:
Income before income taxes	$99,122	$55,618	$44,244
Add:
Interest expense	26,905	27,337	27,474
Amortization of debt premium/discount and expenses	2011	1938	1,933
Interest portion of rent expense	2977	2523	2,380
Earnings as adjusted	$131,015	$87,416	$76,031
Computation of Fixed Charges:
Interest expense	$26,905	$27,337	$27,474
Capitalized interest	348	173	177
Amortization of debt premium/discount and expenses	2011	1938	1,933
Interest portion of rent expense	2977	2523	2,380
Fixed charges	$32,241	$31,971	$31,964
Ratio of Earnings to Fixed Charges	4.06	2.73	2.38